DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026868

March 2, 2005

Eric P. Weingold
Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, NY 11201-3850

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: KeySpan Corporation
Incoming letter dated January 5, 2006

Dear Mr. Weingold:

This is in response to your letters dated January 5, 2006 and January 6, 2006 concerning the shareholder proposal submitted to KeySpan by Daniel Karpen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Daniel Karpen
3 Harbor Hill Drive
Huntington, NY 11743

1062379

KEYSPAN

One MetroTech Center
Brooklyn, New York 11201-3850

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Emil Rossi*
Stockholder Proposal of Daniel Karpen

Ladies and Gentlemen:

In connection with the above referenced stockholder proposals, enclosed please find two separate no-action requests along with their respective supporting exhibits.

Please acknowledge receipt of each of these no-action letters and attachments by date-stamping the enclosed copy of this transmittal letter and returning it in the self-addressed and pre-paid Federal Express envelope provided for your convenience.

Sincerely,

Erik P. Weingold

Enclosures

KEYSPAN

One MetroTech Center
Brooklyn, New York 11201-3850

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

January 6, 2005

Re: *Stockholder Proposal of Emil Rossi*
Stockholder Proposal of Daniel Karpen

Ladies and Gentlemen:

In connection with the above referenced stockholder proposals, on January 5, 2005 KeySpan submitted two separate no-action requests along with their respective supporting exhibits via Federal Express. Unfortunately, the date was inadvertently omitted from the first page of each of the no-action request letters. Accordingly, attached please find six copies of the revised first page of both no-action request letters now reflecting the date on which they were sent. No other changes were made to this document. A copy of each revised first page is also being sent to the above referenced shareholders. We apologize for any inconvenience.

Please acknowledge receipt of the revised first page of each of these no-action requests by date-stamping the enclosed copy of this transmittal letter and returning it in the self-addressed and pre-paid Federal Express envelope provided for your convenience.

Sincerely,

Erik P. Weingold

Enclosures

KEYSPAN

One MetroTech Center
Brooklyn, New York 11201-3850

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

January 5, 2005

Re: *Stockholder Proposal of Daniel Karpen*
Securities Exchange Act of 1934--Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise KeySpan Corporation ("KeySpan" and/or the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and form of proxy to be filed and distributed in connection with its 2006 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from Daniel Karpen (the "Proponent"). The Proposal, which KeySpan received on October 19, 2005, is attached hereto as Exhibit A.

The Company intends to omit the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent is not eligible to submit a shareholder proposal due to the fact that he has failed to satisfy the minimum stock ownership requirements under Rule 14a-(8)(b)(1), and (ii) pursuant to Rule 14a-8(i)(3) because it is false and misleading.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of KeySpan's intention to omit the Proposal from the 2006 Proxy Materials. The Company presently expects to file its definitive 2006 Proxy Materials with the SEC on or about March 31, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company expects to file its definitive 2006 Proxy Materials with the SEC. In order to allow the Company to complete its mailing of the 2006 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable. We also hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Discussion

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by eligible shareholders. A proposal is outside the scope of the rule, however, and therefore needs not be included in the company's proxy materials, if (1) the shareholder proposing the rule does not meet certain eligibility requirements specified in Rule 14a-8(b), or (2) the proposal falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that the Company is not required under Rule 14a-8 to include the Proposal in its Proxy Materials for a number of reasons. First, because the Proponent does not meet the minimum eligibility requirements pertaining to continuous stock ownership of the Company's stock pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). Second, the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is false and misleading.

I. The Proposal is Excludable under Rule 14a-8(f) because the Proponent is Not Eligible to Submit a Proposal under Rule 14a-8(b)

Rule 14a-8(f) permits a company to exclude a proposal when the proponent does not meet the requirements of Rule 14a-8(b). The Proponent has failed to comply with the requirement of Rule 14a-(8)(b)(1) that on the date of submission of the Proposal the Proponent had continuously held for a minimum of one year at least $ 2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting.

The Company received Mr. Karpen's Proposal on October 19, 2005. In the letter containing the Proposal, Mr. Karpen stated that he owned 60 shares of KeySpan common stock. He did not, however, state the length of time he had owned the shares. The Company commenced a search of its shareholder records in an attempt to ascertain the Proponent's stock holdings. These records indicated that the Proponent is the direct owner of 20 shares of KeySpan common stock and that he has held these shares since June 1998 (KeySpan shareholder records are attached as Exhibit B).[1] Our shareholder records provide evidence of common stock ownership of KeySpan common stock held directly by the owner but do not include shares that may be held indirectly through a third party brokerage firm.

Accordingly, in order to confirm ownership of the 60 shares as represented by the Proponent in his letter containing the Proposal, on November 7, 2005, the Company notified Mr. Karpen that he had not provided adequate proof that he has continuously held at least $ 2,000 in market value, or 1%, of KeySpan's stock entitled to be voted at the Company's 2006 Annual Meeting of Shareholders for at least one year by the date he submitted the Proposal, as required by Rule 14a-8(b) (KeySpan letter dated November 7, 2005 is attached as Exhibit C). In the letter, the Company also notified Mr. Karpen that he had 14 days after receiving the Company's letter to demonstrate that he satisfied the eligibility requirements of Rule 14a-8(b) or the Company may elect to omit the Proposal from the Proxy Materials.

[1] As discussed herein, the 20 shares of KeySpan common stock held by Mr. Karpen do not meet the minimum market value required to be eligible to submit a shareholder proposal.

On November 16, 2005, the Company received a letter from the Proponent indicating that he had purchased an additional 40 shares of KeySpan common stock on October 10, 2005. A broker statement from UBS Financial Services, Inc., attached to the letter, confirmed the purchase (Mr. Karpen's letter dated November 16, 2005, along with the broker statement attachment, is attached as Exhibit D). Nevertheless, these 40 shares cannot be taken into account when calculating whether the Proponent has satisfied the eligibility requirements of Rule 14a-(8)(b)(1) because such shares had been held by the Proponent for no more than nine days by the time we received the Proposal, far less than the one year requirement.[2]

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to hold the requisite number of shares for the minimum one year period in accordance with Rule 14a-8(b). See *Transocean Inc.* (March 7, 2003) (proper to omit proposal because proponent held shares for only eleven months prior to the proposal submission date); *AutoNation, Inc.* (May 14, 2003) (proper to omit proposal when proponent held shares for two days less than the one-year period); *Eagle Food Centers, Inc.* (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); *International Business Machines Corporation* (January 22, 2003) (proposal excludable where the shareholder's proof of ownership, though timely, failed to prove ownership for a continuous year prior to the date of submission); *International Business Machines Corporation* (December 26, 2002) (same).

Accordingly, under Rule 14a-(8)(b)(1) the Proponent can only meet the one year stock ownership requirement with respect to 20 shares of KeySpan common stock. According to SEC Staff Legal Bulletin No. 14 (July 13, 2001), for companies whose securities are listed on exchanges that do not provide bid and ask prices, market value is determined by multiplying the number of securities the shareholder held for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal.[3] In the 60 days before the date Mr. Karpen submitted the Proposal, the highest selling price for the Company's common stock was $ 38.79 per share on September 2, 2005. At this price, the market value of Mr. Karpen's shares was $ 775.80, much less than the $ 2,000 requirement. In addition, there were in excess of 160 million shares of the Company's common stock outstanding at all times during the one year period preceding the submission of the Proposal. Thus, the 20 shares owned by Mr. Karpen also represents significantly less than 1% of the Company's outstanding shares. Due to the fact, that Mr. Karpen did not own and has not owned for a one year period the requisite $ 2,000 in market value, or 1%, of the Company's common stock at the time the Proposal was submitted, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(f).

---

[2] It should be noted that on December 5, 2005, legal counsel for Company contacted Mr. Karpen in order to notify him of the stock holding deficiency in connection with his Proposal. At that time, Mr. Karpen could not provide any further basis for meeting the eligibility requirements under Rule 12a-(8)(b)(1).

[3] KeySpan is listed on the New York Stock Exchange which does not provide bid and ask prices.

KEYSPAN

The Staff has confirmed that no enforcement action would be taken if a shareholder's proposal were to be excluded from a company's proxy materials on the grounds that the shareholder did not own, or failed to provide timely and adequate evidence that the shareholder did own, the minimum $ 2,000 in market value, or 1%, of the company's securities. See *Deere & Company* (December 5, 2003) (proposal excluded where shareholder owned one share with an approximate market value of $ 57); *Motorola, Inc.* (August 12, 2003) (proposal excluded where shareholder owned shares that had a market value less than $ 2,000); *Seagate Technology* (August 11, 2003) (proposal excluded where shareholder owned 100 shares with an aggregate market value of $ 1,235); and *Sabre Holdings Corporation* (January 28, 2004) (proposal excluded where shareholder owned 72 shares with an aggregate market value of $ 1,656).

It should be noted that Rule 14a-8(f) specifies that a company need not provide a shareholder with notice of a deficiency in such shareholder's proposal if such deficiency cannot be remedied. SEC Staff Legal Bulletin No. 14, Part C, Question 6(c) provides that failure on the part of the proponent to own at least $ 2,000 in market value, or 1%, of the company's securities is a defect that cannot be remedied. As detailed above, Mr. Karpen's Proposal suffers from this defect. Since this defect cannot be remedied, the Company is not required to provide Mr. Karpen with further notice of his Proposal's deficiency under Rule 14a-8(f).

For these reasons, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to Rule 14a-8(f).

II. The Proposal is materially false and misleading and, therefore, may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9

The Proposal requests that the KeySpan Board of Directors seek shareholder approval for a resolution to eliminate KeySpan's executive and director stock ownership requirements as provided by the KeySpan Executive Stock Ownership Policy (the "Stock Ownership Policy"). The Proposal seems to argue that these requirements could compel KeySpan to increase compensation to such officers and directors based solely on the fact that they must meet minimum stock ownership requirements. The Proposal states, for example, "If the person does not have the financial resources to purchase additional stock, KeySpan might have to raise their salary so they could purchase more stock."

This is a material misstatement and is misleading because KeySpan's compensation policies are strictly based on performance and other factors that are not at all related to any particular officer's or director's ability to purchase stock in KeySpan. Moreover, in the event that any officer or director fails to meet the requirements of our Stock Ownership Policy, there are certain remedial measures that would be taken. However, such measures do not in any event include an increase in salary. For example, the Stock Ownership Policy provides that if an officer fails to meet the stock ownership requirements, then that officer "...may not liquidate any of his/her current holdings in KeySpan stock (i.e. cannot sell any shares held in the dividend reinvestment or employee stock purchase programs, cannot sell street holdings or certificated shares, etc.)." In no event does the Stock Ownership Policy or any other KeySpan plan or policy require KeySpan to increase compensation to any officer or director so that they may meet minimum stock ownership requirements.

Moreover, it appears that the Proponent has further misunderstood the Stock Ownership Policy requirements when he states, "If KeySpan stock should decline in price, as it did in the fall of 2005, the directors and officers would have to purchase additional stock to make up for its loss in value." Clearly, this is not the case because the Stock Ownership Policy, by its terms, expressly accounts for stock fluctuations. The policy provides:

> In an effort to mitigate the impact of KeySpan's stock price on compliance with this Policy, KeySpan stock will be valued by using a rolling average of the last four calendar quarters. The closing stock price on the last business day of each calendar quarter will be used to calculate the rolling average.

Accordingly, isolated price fluctuations will have little or no affect upon stock ownership requirements under the Stock Ownership Policy.

For these reasons, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. If we can be of any further assistance in this matter, please do not hesitate to call me at (718) 403-1058, or Alfred Bereche, Associate General Counsel, at (516) 545-5028. Thank you for your consideration of this matter.

Very truly yours,

Erik P. Weingold
Counsel

cc: Daniel Karpen

EXHIBIT A

DANIEL KARPEN
PROFESSIONAL ENGINEER & CONSULTANT, P.C.
3 HARBOR HILL DRIVE
HUNTINGTON, NEW YORK 11743

(631) 427-0723

October 12, 2005

Corporate Secretary
Keyspan Corporation
1 Metrotech Center
Brooklyn, N. Y. 11201

I hold 60 shares of Keyspan common stock as of October 11, 2005.

I plan to present the following proposal at the Annual Meeting:

"RESOLVED": That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest shareholder election, for the adoption of a resolution to eliminate the Stock Ownership Guidelines for the Board of Directors and Keyspan's officers.

Directors are currently required to own shares of Keyspan stock (i.e. common stock, deferred stock units and/or common stock equivalents) with a value equal to five times the directors' annual retainer within five years of he/she being elected to the Keyspan Board.

Keyspan's officers are required to own shares of Keyspan stcok (i.e. common stock, deferred stock units and/or common stock equivalents) with a value equal to a specific multiple of such officer's base salary, generally within five years of being elected to the officer position, as indicated below:

Executive Level	Multiple of Base Salary
Chief Executive Officer	5X
Chief Operating Officer	4X
Presidents	3X
Executive Vice Presidents	2X
Senior Vice Presidents	1.5X
Vice Presidents	1X

Nobody should be told how much stock they should buy. Each individual should decide for themselves how much Keyspan stock they want to hold.

If Keyspan stock should decline in price, as it did in the fall of 2005, the directors and officers would have to purchase additional stock to make up for its loss in value. Such additional purchases may not be in the best interest of certain directors and officers. If the person does not have the financial resources to purchase additional stock, Keyspan might have to raise their salary so they could purchase more stock. But then they would have to buy even more stock to meet the ownership guidelines.

As Yogi Berra once said, "A nickel ain't worth a dime anymore."

I urge stockholders to vote "yes" on this resolution.

Yours truly,

Daniel Karpen

"RESOLVED": That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest shareholder election, for the adoption of a resolution to eliminate the Stock Ownership Guidelines for the Board of Directors and KeySpan's officers.

Directors are currently required to own shares of KeySpan stock (i.e. common stock, deferred stock units and/or common stock equivalents) with a value equal to five times the director's annual retainer within five years of he/she being elected to the KeySpan Board.

KeySpan's officers are required to own shares of KeySpan stock (i.e. common stock, deferred stock units and/or common stock equivalents) with a value equal to a specific multiple of such officer's base salary, generally within five years of being elected to the officer position, as indicated below:

Executive Level	Multiple of Base Salary
Chief Executive Officer	5X
Chief Operating Officer	4X
Presidents	3X
Executive Vice Presidents	2X
Senior Vice Presidents	1.5X
Vice Presidents	1X

Nobody should be told how much stock they should buy. Each individual should decide for themselves how much KeySpan stock they want to hold.

If KeySpan stock should decline in price, as it did in the fall of 2005, the directors and officers would have to purchase additional stock to make up for its loss in value. Such additional purchases may not be in the best interest of certain directors and officers. If the person does not have the financial resources to purchase additional stock, KeySpan might have to raise their salary so they could purchase more stock. But then they would have to but even more stock to meet the ownership guidelines.

As Yogi Berra once said, "A nickel ain't worth a dime anymore".

I urge stockholders to vote "yes" on this resolution.

EXHIBIT B

```
 11/02/05 15:58:51        CERTIFICATE HISTORY DISPLAY      ID: KET        S1D01EH1
KEYSPAN CORPORATION COMMON                                 TERM: N101     EH
--------------------------------------------------------------------------- PAGE     1
ISSUE#:            5280     OPEN:  6/19/98         DANIEL N KARPEN
ACCOUNT#:  9612-59520      CLOSE:                @ 3 HARBOR HILL DR
TAX ID #: 116-36-7437     ACTIVE: 12/03/99         HUNTINGTON NY                11743
CUSIP#:       49337W100
MASTER SHARES:              20   NKEY:
CERTIF SHARES:              20
SAOD SHARES:
ACCOUNT FLAGS:

  CERTIFICATE            SHARES   ISSUE  SURRENDER     TOTAL SHRS CERTIFICATE FLAGS
_  999999                    20  1/01/29 12/01/99                 00000000 00000000
_    2585                    20  6/19/98                          00000000 00000000


NEXT FUNCTION => CH        HISTORY SEARCH MODE: ALL                         PF1-HELP
DC900464 NO MORE HISTORY TO DISPLAY
```

EXHIBIT C

KEYSPAN

175 East Old Country Road
Hicksville, New York 11801-4280

November 7, 2005

Daniel Karpen
Professional Engineer & Consultant, P.C.
3 Harbor Hill Drive
Huntington, New York 11743

Dear Mr. Karpen:

We are in receipt of your letter dated October 12, 2005, wherein you submit a shareholder proposal for consideration at KeySpan Corporation's 2006 Annual Meeting of Shareholders. As you know, in connection with such proposal, the applicable rules[1] promulgated by the Securities and Exchange Commission ("SEC") provide that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of KeySpan's securities for at least one year by the date the proposal is submitted. In addition, you must continue to hold these securities through the date of our annual meeting.

According to our stock records, we have only been able to confirm your ownership of 20 shares of KeySpan common stock which you hold in the KeySpan Investor Program. The value of this number of shares falls below the required threshold and therefore would preclude you from being eligible to submit a shareholder proposal. However, as you have indicated in your letter that you own 60 shares of KeySpan common stock, we ask that you submit proof of your holdings of the additional shares in the form of a broker or other statement listing such stock holdings. Pursuant to the rules of the SEC, we request that you provide us with such proof of these additional shares within 14 days of receipt of this letter.

Please note that while we do appreciate your proposal, if we do not receive adequate proof of the requisite stock ownership, and cannot otherwise confirm ownership, we may elect to omit your proposal from our proxy materials at the next Annual Meeting of Shareholders.

---

[1] See Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended.

Kindly submit such proof to my attention by mail and fax, as follows:

Address: Alfred C. Bereche
KeySpan Corporation
175 East Old Country Road
Hicksville, New York 11801

Facsimile: (516) 545-5029

Very truly yours,

Alfred C. Bereche
Associate General Counsel

EXHIBIT D

DANIEL KARPEN

PROFESSIONAL ENGINEER & CONSULTANT, P.C.
3 HARBOR HILL DRIVE
HUNTINGTON, NEW YORK 11743

(631) 427-0723

November 16, 2005

Alfred C. Bereche
Keyspan Corporation
175 E. Old Country Road
Hicksville, N. Y. 11801

Dear Alfred:

I purchased an additional 40 shares of Keyspan Corporation stock on October 10, 2005. Please find enclosed a copy of the confirmation from UBS Financial Services, my broker.

Yours truly,

Daniel Karpen

UBS FINANCIAL SERVICES INC.
12 WALL STREET
HUNTINGTON, NY 11743

D011051908 00000173200043762 BH1124510 0001E

Confirmation

Account Number BH 11245
Universal ID: 3952040100M
Your Financial Advisor
SCHEER/PROVENZ
631-385-5700/

Important. Please retain for your records.

DANIEL KARPEN
3 HARBOR HILL DRIVE
HUNTINGTON NY 11743-1030

00043762

We confirm the following transaction(s):

Trade activity	*Trade date*	*Date processed*	*Payment date/ Settlement date*
BOUGHT	10/10/2005	10/10/2005	10/13/2005

Reference no.	*Quantity/ Face value*	*Description*	*Price*	*Gross amount*	*Commission/ Mark-up*	*Accrued interest*	*Other Fees and charges*	*Total amount*
53841	40	KEYSPAN CORP	34.70	$1,388.00	$49.99 Discounted Rate		$5.25	$1,443.24
Total:	40			$1,388.00	$49.99		$5.25	$1,443.24

An affiliate of UBS Financial Services Inc. makes a market in this security.

Research Rating UBS: N2(NEUTRAL/LOWER PREDICTABILITY)
ARGUS FUNDAMENTAL: BUY

SYMBOL KSE CUSIP NO. 49337W100
Location of Execution: 09 Capacity: Agent

It is important that you retain this trade confirmation for your tax and financial records. When remittances/securities are due, they must be received by us at the address above on or before the payment/settlement date. Payments not received by the settlement date may be subject to a late settlement fee. Please indicate your account number on your check or correspondence. Make checks payable to UBS Financial Services Inc. Please see the back of this confirmation for additional terms and definitions applicable to this transaction.

UBS Financial Services Inc. is an indirect subsidiary of UBS AG and an affiliate of UBS Securities LLC.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KeySpan Corporation
Incoming letter dated January 5, 2006

The proposal relates to stock ownership.

There appears to be some basis for your view that KeySpan may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if KeySpan omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which KeySpan relies.

Sincerely,

Mark F. Vilardo
Special Counsel